UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

OLIVIA VENTURES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	000-55939	82-4876496
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2255 Glades Road,
Suite 324A
Boca Raton, Florida 33431
(Address of Principal Executive Offices, including Zip Code)

+1-561-989-2208
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: May 27, 2020

Olivia Ventures, Inc.
2255 Glades Road, Suite 324A
Boca Raton, Florida 33431
Tel: +1-561-989-2208

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
REPORT OF CHANGE IN MAJORITY OF DIRECTORS

May 27, 2020

This Information Statement is being mailed to holders of record of shares of common stock, par value $0.0001 per share, of Olivia Ventures, Inc., a Delaware corporation, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder.

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF OLIVIA VENTURES, INC. NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND A PROXY.

If you have questions about or would like additional copies of this Information Statement, you should contact Ian Jacobs, Chief Executive Officer, President and Director of Olivia Ventures, Inc., 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431; telephone: +1-561-989-2208.

By Order of the Board of Directors,

/s/ Ian Jacobs
Chief Executive Officer, President, Secretary and Director

Boca Raton, Florida
May 27, 2020

INTRODUCTION

This Information Statement is being mailed on or about May 27, 2020, to the holders of record as of May 27, 2020, of shares of common stock, par value $0.0001 per share (the “Common Stock”), of Olivia Ventures, Inc., a Delaware corporation (the “Company,” “we,” “us,” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement relates to an anticipated change in the composition of our Board of Directors (the “Board”) that is expected to occur in connection with a proposed merger to be completed by and among the Company, a newly formed wholly-owned subsidiary of the Company (“Merger Sub”), and Compass Therapeutics LLC, a Delaware limited liability company (“Compass”), pursuant to which Merger Sub would merge with and into Compass, with Compass continuing as the surviving entity (the “Merger”) and as our wholly-owned subsidiary. The Merger would occur pursuant to an Agreement and Plan of Merger and Reorganization expected to be entered into by and among the Company, Compass and Merger Sub (the “Merger Agreement”).

Pursuant to the terms of the proposed Merger Agreement, it is expected that all outstanding limited liability company membership units of Compass will be converted into shares of our Common Stock, such that the holders of Compass equity before the proposed Merger will own more than 95% of the outstanding shares of our Common Stock after the Merger (before giving effect to a potential private placement offering of Common Stock by the Company that we expect will be consummated simultaneously with or immediately after the proposed Merger (the “Proposed Offering”)).

The proposed Merger Agreement contemplates a change in the composition of the entire Board at the effective time of the Merger (the “Effective Time”), which will be no earlier than the tenth day following the date this Schedule 14F-1 is filed with the Securities and Exchange Commission (the “SEC”) and mailed to our stockholders. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5) persons and appoint Thomas J. Schuetz, Phil Ferneau, Carl L. Gordon, Steven Squinto and Julie Sunderland as directors to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect.

The foregoing description of the proposed Merger Agreement does not purport to be complete and is qualified in its entirety by the terms of the actual Merger Agreement, which has yet to be completed and executed. We plan to file a copy of the executed version of the Merger Agreement as an exhibit to a Current Report on Form 8-K that will be filed with the SEC following execution of such agreement.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until at least ten (10) days following the mailing of this Information Statement.

Please read this Information Statement carefully. It describes the terms of the proposed Merger Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of the proposed Merger. All Company filings and exhibits thereto are available to the public at the SEC’s website at http://www.sec.gov.

VOTING SECURITIES

As of the date of this Information Statement, our Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders. Each share of Common Stock entitles the holder thereof to one vote. As of May 27, 2020, there were 5,000,000 shares of our Common Stock issued and outstanding. No vote or other action of our stockholders is required in connection with this Information Statement.

CHANGE OF CONTROL

Pursuant to the terms of the proposed Merger Agreement by and among the Company, Merger Sub and Compass, at the Effective Time of the Merger, Compass will become our wholly-owned subsidiary.

The transactions contemplated by the proposed Merger Agreement are intended to be a reorganization pursuant to the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We anticipate that the shares of our Common Stock to be issued in connection with the proposed Merger will be issued in reliance upon exemptions from registration pursuant to Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D under the Securities Act.

As described above, the proposed Merger Agreement contemplates a change in the composition of the entire Board at the Effective Time. Pursuant to the terms of the proposed Merger Agreement, immediately following the Effective Time, the Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase the size of the Board to five (5) and elect Thomas J. Schuetz, Phil Ferneau, Carl L. Gordon, Steven Squinto and Julie Sunderland to serve on the Board, and Mr. Jacobs and Mr. Tompkins will resign from all officer and director positions with the Company, as applicable, immediately prior to such appointments taking effect. Because of the issuance of securities contemplated by the proposed Merger Agreement as well as the election of the directors proposed to take office as of the Effective Time, the consummation of the proposed Merger would result in a change-of-control of the Company.

Our completion of the transactions contemplated under the proposed Merger Agreement is subject, first, to the execution and delivery of the proposed Merger Agreement by the parties thereto, and second, to the satisfaction of the conditions to closing to be set forth in the proposed Merger Agreement, including, among other things, preparation, filing and distribution to our stockholders of this Information Statement. There can be no assurance that the proposed Merger Agreement will be executed and delivered or the Merger will be completed.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our current directors and executive officer and our proposed directors and executive officers after completing the transactions contemplated by the proposed Merger Agreement. If any proposed director listed in the tables below should become unavailable for any reason, which we do not currently anticipate, the directors will vote for any substitute nominee or nominees who may be designated by Compass prior to the Effective Time.

Current Directors and Executive Officer

The following table sets forth certain information regarding our current directors and executive officer as of the date of this Information Statement:

Name	Age	Position
Ian Jacobs	43	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director

Mark Tompkins	57	Director

Ian Jacobs has served as President, Chief Executive Officer, Chief Financial Officer, Secretary and as a director of the Company since inception. Mr. Jacobs has also served as the President, Secretary, Chief Executive Officer, Chief Financial Officer and director of Malo Holdings Corporation since December 2018. Mr. Jacobs served as the President, Secretary, Chief Executive Officer and Chief Financial Officer and as a director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017. Mr. Jacobs served as the President, Secretary and Chief Financial Officer and as a director of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018. Mr. Jacobs served as the President, Secretary and Chief Financial Officer and as a director of Peninsula Acquisition Corp, now known as Transphorm, Inc., from May 2017 until February 2020. Mr. Jacobs has also been an associate of Montrose Capital Partners Limited, or Montrose Capital, since 2008. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology. Mr. Jacobs received a B.S. in Finance from the University of South Florida.

Mark Tompkins has served as a director of the Company since inception. Mr. Tompkins has also served as a director of Malo Holdings Corporation since December 2018. Mr. Tompkins served as a director of Max-1 Acquisition Corporation, now known as Exicure, Inc., from February 2017 until September 2017, as a director of Lola One Acquisition Corporation, now known as Amesite Inc., from April 2017 until April 2018, and as a director of Peninsula Acquisition Corp, now known as Transphorm, Inc., from May 2017 until February 2020. Mr. Tompkins is a founder of Montrose Capital and has served as its President since its inception in 2001. Montrose Capital is a privately held company, which focuses on identifying public markets venture capital investment opportunities in high growth early stage companies. Montrose Capital is a sector agnostic privately held firm which has identified and invested, through its principal owners, in a wide spectrum of global industries, including in biotechnology, specialty pharmaceuticals, medical devices, robotics, and technology.

Directors and Executive Officers Following the Merger

Upon the consummation of the Merger, the following individuals are expected to be appointed to the Board and executive management of the Company:

Name	Age	Position(s)
Executive Officers
Thomas J. Schuetz, M.D., Ph.D.	59	Chief Executive Officer & Director
Vered Bisker-Leib, Ph.D., M.B.A.	49	Chief Operating Officer
Non-Employee Directors
Phil Ferneau, M.B.A., J.D.	58	Director
Carl L. Gordon, Ph.D., C.F.A.	55	Director
Steven Squinto, Ph.D.	63	Director
Julie Sunderland, M.B.A.	47	Director

Executive Officers

Thomas J. Schuetz, M.D., Ph.D., has served as Compass’s chief executive officer since 2014. He has over 20 years of experience in oncology, biopharmaceutical drug development and life science venture investing. Dr. Schuetz co-founded Compass in 2014 following conceptual discussions while he was a venture partner at OrbiMed. As a physician-scientist and serial entrepreneur, he aspired to create an antibody therapeutic company based on novel biology, protein engineering and key medical insights gathered throughout his career. While at OrbiMed, Dr. Schuetz co-founded Audentes Therapeutics, now a publicly traded biotechnology company where he remains a director. Also at OrbiMed, he was responsible for the investments in Enobia Pharma, Relypsa and Arteaus Therapeutics, and served as a director at each of those companies. Enobia was acquired by Alexion Pharmaceuticals in 2011, Relypsa was acquired by Galencia in 2016 and Arteaus was acquired by Eli Lilly in 2014. Dr. Schuetz has multiple years of clinical strategy, development and operations experience including roles as chief medical officer of Therion Biologics Corporation, a cancer vaccine company, and as the vice president of clinical affairs at Transkaryotic Therapies, a company acquired by Shire. Dr. Schuetz completed his medical training at Massachusetts General Hospital, where he served as the chief medical resident, and completed a medical oncology fellowship at the Dana-Farber Cancer Institute. Dr. Schuetz holds a B.S. in chemistry from Xavier University, an M.D. from Harvard Medical School and a Ph.D. in genetics from Harvard University. He is board certified in medical oncology. We believe that based on Dr. Schuetz knowledge of our company, industry and business and his service as our Chief Executive Officer and President, Dr. Schuetz is qualified to serve on our board of directors.

Vered Bisker-Leib, Ph.D., M.B.A., joined Compass in 2017 as its chief business officer and was promoted to chief operating officer in 2020. In this role, she leads a team that spearheads finance, corporate development, strategy, operations, and public and investor relations. She also currently serves as the interim head of legal affairs. Prior to Compass, Dr. Bisker-Leib served as an executive-in-residence with Atlas Venture, where she provided business guidance to seed-stage companies. Previously, Dr. Bisker-Leib was the chief business officer of Cydan, a biotech accelerator, where she co-founded biotech companies focused on therapies addressing rare diseases. Before joining Cydan, Dr. Bisker-Leib was a member of Bristol-Myers Squibb’s strategic transactions group where she assumed roles of increasing responsibility across five therapeutic areas, most recently as an executive director and global head of business development for the cardiovascular and metabolic franchises. Dr. Bisker-Leib earned her Ph.D. in chemical engineering and MBA from University of Massachusetts, Amherst, where she was a Lois Pope MBA Scholar. She has a B.Sc. in chemical engineering from the Israel Institute of Technology in Haifa.

Non-Employee Directors

Phil Ferneau, M.B.A., J.D., has served as a member of Compass’s board of directors since 2015. Mr. Ferneau is co-founder and Managing Partner of Borealis Ventures, a venture capital firm focused on healthcare opportunities.  He currently leads Borealis’ investments in Adimab, Amagma Therapeutics, Avitide, Compass Therapeutics, Evox Therapeutics, Orbit Discovery, Ovation.io, and Teckro.  Mr. Ferneau was also responsible for the firm’s prior investments in Avedro (IPO, then acquired by Glaukos: GKOS), GlycoFi (acquired by Merck & Co.), M2S (acquired by AIG Altaris Health Partners), and Vets First Choice (now Covetrus: CVET). Mr. Ferneau received an A.B. degree from Dartmouth College, a J.D. from the University of Virginia School of Law and an M.B.A. (with High Distinction) from the Tuck School of Business at Dartmouth. We believe that Mr. Ferneau is qualified to serve on our board of directors due to his extensive investment experience.

Carl L. Gordon, CFA, Ph.D., has served as a member of our board of directors since September 2015. Dr. Gordon is a founding member, Managing Partner, and Co-Head of Global Private Equity at OrbiMed Advisors LLC, an investment firm. From 2014 to 2019 Forbes Magazine named Mr. Gordon one of the top venture capitalists in the world when it placed him on the Forbes’ Midas List. Dr. Gordon currently serves on the boards of directors of Keros Therapeutics Inc., ORIC Pharmaceuticals Inc., Turning Point Therapeutics, Inc., and Prevail Therapeutics, Inc., as well as several private companies. Dr. Gordon previously served on the boards of directors of several biopharmaceutical companies, including Alector Inc., Arsanis, Inc. (which merged with X4 Pharmaceuticals), Acceleron Pharma Inc., ARMO Biosciences, Inc., Intellia Therapeutics, Inc., Passage Bio Inc., Selecta Biosciences, Inc., and SpringWorks Therapeutics Inc. Dr. Gordon received a B.A. in Chemistry from Harvard College, a Ph.D. in Molecular Biology from the Massachusetts Institute of Technology and was a Fellow at The Rockefeller University.  We believe that Dr. Gordon is qualified to serve on our board of directors due to his scientific expertise, extensive business experience, and experience in venture capital and the life science industry.

Steven Squinto, Ph.D., has served on Compass’s board of directors since 2015. Dr. Squinto is an executive partner with OrbiMed Advisors LLC and has over twenty-five years of biotechnology industry experience.  Dr. Squinto was a co-founder of Alexion Pharmaceuticals, Inc. and served as its executive vice president and chief global operations officer. Prior to 2013, he was Alexion’s global head of research and development. From 1988 to 1992, Dr. Squinto held various positions at Regeneron Pharmaceuticals, Inc. Prior to Regeneron, he held a joint academic position at both the Tulane University and LSU Medical Schools. He is a recipient of numerous honors and awards from academic and professional organizations for his scientific work. Dr. Squinto currently serves on the board of directors of Springworks Therapeutics, Inc. and Passage Bio. Dr. Squinto previously served on the boards of directors of Arvinas, Inc. and Audentes Therapeutics, Inc. Dr. Squinto received his B.A. in chemistry and Ph.D. in biochemistry and biophysics from Loyola University of Chicago. We believe that Dr. Squinto is qualified to serve as a director based on his industry experience,  including his operational experience in drug discovery and development, and service on multiple company boards.

Julie Sunderland, M.B.A., has served on Compass’s board of directors since 2019. Ms. Sunderland is the co-founder of and a managing partner at Biomatics Capital Partners. Prior to founding Biomatics in 2016, Ms. Sunderland was director of program-related investments for the Bill & Melinda Gates Foundation. In that role, she led the foundation’s $1.5 billion strategic investment pool, funded 50 investments, including 30 in health care, and built a team of 10 investment professionals. Ms. Sunderland also chaired Bill & Melinda Gates Foundation’s investment committee, which reviews all program-related investments. Prior to that role, she advised foundations, development finance institutions and governments on venture capital, SME financing and technical assistance programs. She also sits on the board of directors for several of Biomatics’ portfolio companies including Aledade, BlackThorn, eGenesis and Verana Health. Ms. Sunderland holds a B.A. from Harvard University, an MBA from Wharton Business School and an M.A. from Johns Hopkins School of Advanced International Studies. We believe that Ms. Sunderland is qualified to serve as a director based on her industry experience and service on multiple company boards.

Family Relationships and Other Arrangements

There are no family relationships among our directors and executive officers. All of our directors will be appointed to the Board pursuant to the Merger Agreement.

CORPORATE GOVERNANCE

Board Composition

The Board, which currently consists of Ian Jacobs and Mark Tompkins, will increase from two (2) authorized directors to five (5) authorized directors immediately following the Effective Time. Our bylaws provide that the number of directors may be increased or decreased from time to time by action of the stockholders or of the directors. Directors are elected to the Board at each annual meeting of our stockholders and serve until their successors are elected or appointed, unless their office is vacated earlier. The term of office for each of the directors will expire at the time of our next annual meeting of stockholders.

Transactions with Related Persons

Olivia Ventures, Inc.

On March 22, 2018, the Company issued (i) 4,750,000 shares of Common Stock to Mark Tompkins, a director of the Company, for an aggregate purchase price equal to $475 representing amounts advanced by Mr. Tompkins to counsel for the Company in connection with the formation and organization of the Company and (ii) 250,000 shares of Common Stock to Ian Jacobs, an officer and director of the Company, for an aggregate cash purchase price of $25, pursuant to the terms and conditions set forth in a common stock purchase agreement with each person. The Company issued these shares of Common Stock under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On March 22, 2018, in connection with advances made in connection with costs incurred by the Company, the Company issued a promissory note to Mark Tompkins, a stockholder and director of the Company, pursuant to which the Company agreed to repay Mr. Tompkins the sum of any and all amounts that Mr. Tompkins may advance to the Company on or before the date that the Company consummates a business combination with a private company or reverse takeover transaction or other transaction after which the Company would cease to be a shell company (as defined in Rule 12b-2 under the Exchange Act). Although Mr. Tompkins has no obligation to advance funds to the Company under the terms of the note, it was and is anticipated that he may advance funds to the Company as fees and expenses are incurred after the date of the note, and the Company issued the note in anticipation of such advances. Interest accrues on the outstanding principal amount of the note at the rate of six percent (6%) per annum, on the basis of a 360-day year, from the date of borrowing until paid in full. In the event that an Event of Default (as defined in the note) has occurred, the entire note will automatically become due and payable, and starting from five (5) days after the date of default, the interest rate on the note will accrue at the rate of eighteen percent (18%) per annum. As of May 22, 2020, the amount due under the note was $112,861, including accrued interest of $9,751.

The Company currently uses the office space and equipment of its management at no cost.

Compass Therapeutics LLC

As described above, our proposed new members of the Board are Thomas J. Schuetz, Phil Ferneau, Carl L. Gordon, Steven Squinto and Julie Sunderland. In addition, Dr. Schuetz, our proposed Chief Executive Officer following the Merger, is the Chief Executive Officer of Compass; and Vered Bisker-Leib, our proposed Chief Operating Officer following the Merger, is the Chief Operating Officer of Compass.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

We do not have any special committee, policy or procedure related to the review, approval or ratification of transactions with related persons that are required to be disclosed pursuant to Item 404(a) of Regulation S-K, other than as required by the General Corporation Law of the State of Delaware.

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange or an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. We evaluate independence by the standards for director independence set forth in the Nasdaq Marketplace Rules. Under these rules, a director is not considered to be independent if he or she also is an executive officer or employee of the Company. Accordingly, one of our current directors, Ian Jacobs, is not an independent director as he also serves as an executive officer of the Company. In addition, following the proposed Merger, Thomas J. Schuetz would not be considered to be an independent director under the standards for director independence set forth in the Nasdaq Marketplace Rules.

Board Meetings; Annual Meeting Attendance

The Company was formed on March 20, 2018 and selected March 31 as its fiscal year end. The Board did not meet and the Company did not hold an annual meeting during its fiscal year ended March 31, 2020. The Board has conducted all of its business and approved all corporate action during the fiscal year ended March 31, 2020, through unanimous written consents of its directors, in the absence of formal board meetings.

Holders of our securities can send communications to the Board via mail or telephone to the Secretary at the Company’s principal executive offices. The Company has not yet established a policy with respect to our directors’ attendance at annual meetings. A stockholder who wishes to communicate with the Board may do so by directing a written request addressed to our President and director at the address appearing on the first page of this Information Statement.

Committees of the Board of Directors

As our Common Stock is not presently listed for trading or quotation on a national securities exchange or Nasdaq, we are not presently required to have board committees.

The Board performs the functions of the audit committee. The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Due to our small size and limited operations to date, we do not presently have a nominating committee or other committee performing similar functions. As we have only two stockholders, we have not adopted any procedures by which security holders may recommend nominees to the Board. We do not have a diversity policy.

Because the Board has not compensated our officers and directors since inception and has no intention of doing so prior to the Merger, we do not have a compensation committee or committee performing similar functions.

Board Leadership Structure and Role in Risk Oversight

Ian Jacobs currently serves as our President, Chief Executive Officer, Chief Financial Officer, Secretary and a director, and Mark Tompkins currently serves as a director. We do not have a Chairman of the Board or a lead independent director. At present, we have determined that this leadership structure is appropriate for the Company due to our small size and limited operations and resources as a shell company.

The Board recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. We have no policy requiring combination or separation of these leadership roles and our governing documents do not mandate a particular structure. This has allowed the Board the flexibility to establish the most appropriate structure for the Company at any given time.

After the closing of the proposed Merger and at least ten (10) days following the mailing of this Information Statement, the Board will initially comprise five (5) directors, Thomas J. Schuetz, Phil Ferneau, Carl L. Gordon, Steven Squinto and Julie Sunderland.

Legal Proceedings

The Company is not aware of any material proceedings in which any director, executive officer or affiliate of the Company, any owner of record or beneficially of more than 5% of our Common Stock, or any associate of any such director, officer, affiliate or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Stockholder Communication with the Board of Directors

Stockholders may send communications to the Board by writing to Olivia Ventures, Inc., 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431, Attention: Board of Directors. Following the proposed Merger, stockholders may send communications to the Board by writing to Compass Therapeutics LLC, 245 First Street, 3rd Floor, Cambridge, MA 02142, Attention: Board of Directors.

Executive Compensation

Since our inception, we have not paid any cash or other compensation to our executive officers or directors. We have not established nor maintained any stock option or other equity incentive plans since our inception. In addition, we have not established nor maintained any plans that provide for the payment of retirement benefits or benefits that will be paid primarily following retirement, including, but not limited to, tax qualified deferred benefit plans, supplemental executive retirement plans, tax qualified deferred contribution plans and nonqualified deferred contribution plans. Similarly, we have no contracts, agreements, plans or arrangements, whether written or unwritten, that provide for payments to the named executive officer or any other persons following, or in connection with, the resignation, retirement or other termination of a named executive officer, or a change in control of us or a change in a named executive officer’s responsibilities following a change in control.

Compensation of Directors

No director of the Company has received any compensation of any nature on account of services rendered in such capacity. We have not established a policy to provide compensation to our directors for their respective services in such capacity.

Employment Agreements

We have no employment agreements with our executive officers.

Equity Compensation Plan

In connection with the proposed Merger, we expect to assume Compass’s existing equity incentive plans and adopt a new equity incentive plan proposed by Compass that would be effective upon completion of the proposed Merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the Proposed Merger

The following table sets forth the number of shares of our Common Stock beneficially owned as of May 27, 2020 by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of Common Stock, (ii) each director and named executive officer of the Company and (iii) all directors and executive officers as a group.

As of May 27, 2020, 5,000,000 shares of our Common Stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC. The address of each stockholder is listed in the table.

Name and Address	Title	Shares of Common Stock Beneficially Owned Pre-Merger	Percentage of Common Stock Beneficially Owned Pre-Merger
Directors and Named Executive Officers:
Ian Jacobs 2255 Glades Road, Suite 324A Boca Raton, FL 33431	President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	250,000	5%
Mark Tompkins App 1, Via Guidino 23 6900 Lugano-Paradiso Switzerland	Director	4,750,000	95%
All directors and executive officers as a group (2 persons)		5,000,000	100%

Other More than 5% Stockholders:
N/A		—	—

Following the Proposed Merger

The following table sets forth anticipated information regarding the number of shares of our Common Stock beneficially owned as of May 27, 2020, assuming the closing of the proposed Merger, by (i) each person expected by the Company to be the beneficial owner of more than 5% of the outstanding shares of our Common Stock, (ii) each person expected to be a director or named executive officer of the Company and (iii) all expected directors and officers as a group. In determining the percentage of shares of Common Stock beneficially owned, the following table assumes 39,695,923 shares of Common Stock issued and outstanding following the proposed Merger, which includes the anticipated forfeiture and cancellation of 3,830,000 shares and 170,000 shares of our Common Stock held by Mr. Tompkins and Mr. Jacobs, respectively, but does not include shares of Common Stock to be issued upon the consummation of the Proposed Offering.

One or more persons in the table below may purchase shares of Common Stock in the Proposed Offering or decline to do so, resulting in changes to the percentage of Common Stock that they beneficially own immediately following the Proposed Offering. In addition, other third parties not listed in the table below may acquire shares of Common Stock that may result in beneficial ownership of more than 5% of the outstanding shares of Common Stock prior to or after the Proposed Offering.

Beneficial ownership is determined in accordance with the rules of the SEC. Unless otherwise indicated in the table or its footnotes, the persons and entities named in the table would have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Unless otherwise indicated in the table’s footnotes, the address of each stockholder listed in the table is Compass Therapeutics LLC, 245 First Street, 3rd Floor, Cambridge, MA 02142.

Name	Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Expected 5% Stockholders
OrbiMed Private Investments V - KA, LP (1)	11,154,804	28.1%
Anderson Entities (2)	5,794,450	14.6%
F-Prime Entities (3)	3,616,643	9.1%
Cowen Entities (4)	2,788,435	7.0%
Borealis Ventures Entities (5)	2,412,514	6.1%
Rivendell Investments 2016-6 LLC (6)	2,192,780	5.5%

Expected Directors and Named Executive Officers
Thomas J. Schuetz, M.D., Ph.D.	4,382,798	11.0%
Vered Bisker-Leib, Ph.D., M.B.A.	505,874	1.3%
Phil Ferneau, M.B.A., J.D.(5)	-	-
Carl L. Gordon, Ph.D., C.F.A.(1)	11,154,804	28.1%
Steven Squinto, Ph.D.(7)	11,188,975	28.2%
Julie Sunderland, M.B.A.	-	-

All expected directors and executive officers as a group (6 persons)(1)(5)	18,307,076	46.6%

(1)	Consists of 11,154,804 shares of common stock owned directly by OrbiMed Private Investments V-KA, LP, or OPI V. OrbiMed Capital GP V LLC, or GP V, is the general partner of OPI V. OrbiMed Advisors LLC, or OrbiMed, is the managing member of GP V. By virtue of such relationships, GP V and OrbiMed may be deemed to have voting and investment power over the shares held by OPI V and as a result may be deemed to have beneficial ownership of such shares. OrbiMed exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the shares held by OPI V. Each of Carl L. Gordon, a member of OrbiMed, and Stephen Squinto, an executive partner of OrbiMed, is a member of our Board. Each of GP V, OrbiMed, Dr. Gordon and Dr. Squinto disclaims beneficial ownership of the shares held by OPI V, except to the extent of its or his pecuniary interest therein, if any. The address for the OrbiMed entities is c/o OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York 10022.

(2)	Consists of (a) 2,035,121 shares of common stock held of record by Errik Anderson, (b) 1,070,506 shares of common stock held of record by Ulysses Consolidated LLC, (c) 662,290 shares of common stock held of record by Ulysses Oncology LLC, (d) 1,646,380 shares of common stock held of record by GTP AW Fund I LLC, and (e) 380,153 shares of common stock held of record by GTP AW Fund II LLC. Mr. Anderson exercises sole voting and investment power of the securities held by the entities described above. Mr. Anderson disclaims beneficial ownership of the shares held by such entities, except to the extent of any actual pecuniary interest. The address for Mr. Anderson and his affiliated entities is 44 South Main Street, Suite 2A Hanover, NH 03755.

(3)	Consists of (i) 2,278,118 of our shares of common stock held of record by F-Prime Capital Partners HC Cambridge Fund IV LP (“F-Prime Cambridge IV”), and (ii) 1,338,525 of our shares of common stock held of record by F-Prime Capital Partners HC International Fund IV LP (“F-Prime International IV”). F-Prime Capital Partners Healthcare Advisors Fund IV LP (“F-Prime Advisors IV”) is the general partner of each of F-Prime Cambridge IV and F-Prime International IV. F-Prime Advisors IV is solely managed by Impresa Management LLC, the managing member of its general partner and its investment manager. Impresa Management LLC is owned, directly or indirectly, by various shareholders and employees of FMR LLC. Each of the entities listed above expressly disclaims beneficial ownership of the shares listed above except to the extent of any pecuniary interest therein. The address of these entities is 245 Summer Street, Boston, MA 02210.

(4)	Consists of (a) 584,793 shares of common stock held of record by Cowen Private Investments LP (“CPI”) and (b) 2,203,642 shares of common stock held of record by CH II Holdco LP (“CHI II Holdco”). Cowen Private Investments GP LLC (“CPI GP”) is the sole general partner of CPI and Cowen Healthcare Investments II GP LLC (“CHI II GP”) is the sole general partner of CH II Holdco. As managing partner of CPI GP and CHI II GP, Kevin Raidy exercises sole voting and investment power of the securities held by CPI and CH II Holdco. Mr. Raidy disclaims beneficial ownership of the shares held by CPI and CH II Holdco, except to the extent of any actual pecuniary interest. The address for CPI and CHI II Holdco is c/o CHI Advisors LLC, 599 Lexington Avenue, 19th Floor, New York, New York 10022.

(5)	Consists of (a) 2,263,600 shares of common stock owned directly by Borealis Granite Fund, L.P. and (b) 148,914 shares of common stock owned directly by Vox Health Fund, L.P. Borealis Capital Partners III, LLC is the general partner of Borealis Granite Fund, L.P. Borealis Capital Partners IV, LLC is the general partner of Vox Health Fund, L.P. Phil Ferneau, a member of our board of directors, is a managing partner of Borealis Ventures. Voting and investment decisions with respect to the securities held by Borealis Granite Fund, L.P. and Vox Health Fund, L.P. are made by a committee of three or more individuals, none of whom individually has the power to direct such decisions. Mr. Ferneau disclaims beneficial ownership of the shares held by Borealis Granite Fund, L.P. and Vox Health Fund, L.P., except to the extent of any actual pecuniary interest. The address for Borealis Granite Fund, L.P. and Vox Health Fund, L.P. is 10 Allen Street, Hanover, NH 03755.

(6)	Consists of 2,192,780 shares of common stock owned directly by Rivendell Investments 2016-6 LLC.

(7)	Consists of 34,171 shares of common stock owned directly by Dr. Squinto and the shares of common stock owned directly by OrbiMed Private Investments V-KA, LP described in footnote (1) above.

Changes in Control

Except as contemplated by the proposed Merger Agreement, we do not currently have any arrangements which if consummated may result in a change of control of our Company.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain a copy of these reports by accessing the SEC’s website at http://www.sec.gov.

signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

OLIVIA VENTURES, INC.

Dated: May 27, 2020

By:	/s/ Ian Jacobs
Name:	Ian Jacobs
Title:	President and Chief Executive Officer